Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 September 2014

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 September 2014

Highlights

•                  Finalised $2.15M of new finance via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors

•                  Signed a binding contract of sale for its heritage Australian Genetics business for $2.0M, in cash

•                  Launches 2nd generation BREVAGenTM, BREVAGenplus® breast cancer risk assessment test, in the U.S. market

•                  Appointed two new Non-Executive Directors in, Mr. David Carter and Dr. Lindsay Wakefield

•                  Moving to provide investors with a focused molecular diagnostic company and refined U.S. commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

Melbourne, Australia; 28 October 2014: Molecular diagnostics (“MDx”) company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) reported 942 BREVAGen test samples received in the September 2014 quarter, ahead of the release of the second generation breast cancer risk assessment test, BREVAGenplus, on 1 October 2014.  Domestic testing revenue, for the same period, was in line with budget expectations.

OPERATIONS

Financial summary

Total cash receipts from customers during the quarter ended 30 September 2014 were $1.0M, (previous corresponding period: $1.0M).

Domestic testing revenues for the quarter under review were in line with budget expectations, while revenue generated by the Company’s flagship test BREVAGen grew by 119% over the previous corresponding period. At 30 June 2014 balance date, the Company moved from cash to an accrual basis for recording revenue generated from the sale of the BREVAGen test product. This change resulted in and upward adjustment to revenue of $139k, for the current quarter.

BREVAGen breast cancer risk test

Test Samples received for the September quarter:

The September quarter test samples figure represented a slight increase over the previous corresponding period, but consistent with the average number of patient samples received during each of the two preceding quarters.  Market preparation for the release of the second generation test saw major breast centres and physicians holding off on ordering BREVAGen tests in anticipation of BREVAGenplus scheduled release.  It should also be noted that the September quarter represents the traditional summer holiday vacation period in the U.S.

Launch of BREVAGenplus:

On 1 October 2014, the Company announced the U.S. launch of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer.  The new test represents an enhancement of the first generation BREVAGen product.

BREVAGenplus utilises a 10-fold expanded SNP (Single Nucleotide Polymorphism) panel which incorporates the latest scientific developments obtained from association studies.  It is directed primarily towards Caucasian, Hispanic and African-American women, age 35 years or above, who have not had breast cancer or other potentially confounding pathology and have one or more risk factors for developing breast cancer. The original BREVAGen was not validated for Hispanic and African-

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American women.

BREVAGenplus assesses both clinical risk factors and genetic markers known to be associated with sporadic (non-hereditary) breast cancer to determine a woman’s five-year and lifetime risk of developing the disease.  It is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans.

Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

The Company has recently revised its sales strategy to focus on large comprehensive breast treatment and imaging centres, alongside the current Obstetric/Gynaecologists clinics.  It is estimated that there are more than 600 breast treatment centres across the U.S. and tens of thousands of imaging centres.  The Company anticipates that the combination of more genetic markers with applicability to all major ethnic groups, will see breast and imaging centres more inclined to incorporate BREVAGenplus into their breast care programs.  Indeed, the Company is finalising discussions with several of these centres as they plan to adopt BREVAGenplus over the next 2-3 months.

The Company expects that the newly released BREVAGenplus, supported by a revised and targeted sales strategy, to accelerate sample test volume growth, resulting in sustainable growth over the coming quarters and years.

Reimbursement:

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of the above changes the Company now uses a miscellaneous code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen test under its “Patient Protection Program.”

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

Cost effectiveness studies to improve reimbursement outcomes:

Further to the publication in the journal of Cancer Prevention Research Vol 6 (12), dated 5 December 2013: pp 1328-36, demonstrating the cost effectiveness of the BREVAGen test to guide MRI screening, an additional paper has been published demonstrating the cost effectiveness of the BREVAGen test to direct chemoprevention.

On 7 March 2014, the Company announced the publication in the journal Applied Health Economics and Health Policy Vol 12 (2): pp 203-17, of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”.

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This study was a collaborative project between the Company and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organisation.  The study examined the cost-effectiveness of utilising BREVAGen to direct tamoxifen chemoprevention.

An in-silico (computer) model of breast cancer and health care processes was used to simulate a population of white women aged 40-69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial.  Women were assessed for risk of developing breast cancer using the BREVAGen test to determine eligibility for five years of tamoxifen therapy.  The BREVAGen test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.20-1.66%, 5-year risk).  The results demonstrated that adding genetic information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by U.S. payers of $50,000 per quality-adjusted life year saved.

Clinical utility studies are currently being designed and will be commenced during the latter part of 2014. The data obtained from these studies will be utilised in direct contracting discussions with insurers and self-insured employer groups.

LICENSING AND IP

Non-Coding Assertion Program

The Company is asserting actions against a number of different companies in 4 different states in the U.S.

On 24 December 2013, the Company reported that efficiencies in both legal resources and court times have been achieved by consolidating 4 cases, pending in the district of Delaware, in front of the same judge. The consolidation includes significant cases against companies such as Bristol Myers Squibb and Pfizer.  These cases are awaiting scheduling orders.

On 12 March 2014, the Company announced that a further consolidation had been achieved in the Northern District of California where, following the transfer of the Natera case, it has been consolidated, for at least some of the proceedings, with the Agilent case.  Following the court’s ruling, in favour of the Company, denying the motion to dismiss based on invalidity, issued on 9 March 2014, case scheduling and discovery procedures are underway.

In the Glaxo-SmithKline LLC (“GSK”) case in the District of North Carolina, the Company has filed a second amended complaint introducing infringement activities related to a second Company patent. Subsequently, GSK has filed a motion to dismiss based on the familiar invalidity arguments raised by other parties.

On 26 August 2014, the United States District Court for the Middle District of North Carolina issued an Order denying a motion brought by (GSK) to dismiss the patent infringement law suit brought against it by the Company.  This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

Other licensing activities

There are no updates to report relating to the remaining U.S or European cases.

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OTHER COMMERCIAL ASSETS

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license, or co-develop other assets and technologies in which the Group has an interest.

CORPORATE MATTERS

Convertible Notes

On 29 November 2013, the Company received approval, from its shareholders, for the issue to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), redeemable convertible notes to raise USD 5,000,000 (the “Notes”).

On 23 December 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

As at 30 June 2014, Notes with a face value of USD 3,250,000 had been converted by Ironridge in return for which Ironridge received 117,161,871 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustments).

During the current quarter, further conversion notices were received from Ironridge in respect of Notes with a face value of USD 900,000. These Notes were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustments).  Subsequent to 30 September 2014, Notes with a face value of USD 400,000 were converted in return for which Ironridge received 36,424,830 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustment). As a result of the above conversions, the face value of Notes remaining is USD 450,000.

Options

On 31 July, the Company granted a total of 6,875,000 options over ordinary shares in the Company to the Company’s U.S. employees.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share, at a strike price of $0.04, at any time up to, and including 31 May 2019, subject to certain vesting conditions.

Notice and Results of EGM

On 28 August 2014, the Company released the Notice for an Extraordinary General Meeting of shareholders that was subsequently held at 10.00 am on Tuesday, 30 September 2014, at the Company’s offices.  Shareholders were asked to consider and, if thought fit, to pass the following resolutions:

1.              Ratification prior issue of shares under the Ironridge Convertible Note

2.              Approval issue of further shares under the Ironridge Convertible Note

The two resolutions were put before the shareholders and both resolutions were passed on a show of hands.

NASDAQ Notice

On 3 September 2014, the Company announced that it received a letter dated 29 August 2014, from the NASDAQ Stock Market notifying the Company that for the last 30 consecutive business days, prior to 28 August, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under NASDAQ Marketplace Listing Rules.

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This letter stated that, in accordance with the Listing Rules, the Company has 180 calendar days, or until 25 February 2015, to regain compliance.

The issuance of such notices, by NASDAQ, are a matter of procedure, with the Company currently considering its position and the best course of action available in order to regain compliance.

Financing

On 15 September 2014, the Company announced plans to restructure and realign its group activities. The changes proposed will enable the Company to focus its strategy on the U.S. molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen.  The aim being to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base.

In support of these plans, the Company finalised the raising of $2.15M via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors.  The Notes carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP).  The Notes will also carry free attached options to purchase further shares in the Company and will be subject shareholder approval.  Shareholder approval for the conversion under Notes and the grant of the options will be sought at the Annual General Meeting, scheduled for Tuesday, 25 November 2014.

The funds raised will be used to support the Company’s short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused U.S. MDx strategy.

Sale of heritage Australian genetics business

On 22 September 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd.  The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing.  Under the terms of sale, SDS will acquire the Australian genetics business for $2.0M, in cash.  Assuming all conditions are met, completion of the transaction is expected to occur within the next month.

Appointment of two new non-executive directors

As announced on 24 September 2014, the Company is pleased to confirm the appointments of Mr. David Carter and Dr. Lindsay Wakefield as non-executive directors of the Company on “casual appointment”, in that the new appointees will be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution.

Annual Report

The Company published its Annual Report on 27 October 2014. The Annual Report is available on the company’s website at www.gtglabs.com

Signed on behalf of Genetic Technologies Limited

Dated this 28th day of October, 2014
ALISON J. MEW
Chief Executive Officer

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Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 SEPTEMBER 2014

Consolidated statement of cash flows

			Current quarter (September 2014) A$	Year to date (three months) A$
		Cash flows related to operating activities
1.1		Receipts from customers	1,004,376	1,004,376
1.2	Payments for	(a) staff costs	(1,834,645)	(1,834,645)
		(b) advertising and marketing	(190,690)	(190,690)
		(c) research and development	(169,384)	(169,384)
		(d) leased assets	—	—
		(e) other working capital	(1,681,264)	(1,681,264)

1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	9,068	9,068
1.5		Interest and other costs of finance paid	(11,680)	(11,680)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(2,874,219)	(2,874,219)

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (cont.)

		Current quarter (September 2014) A$	Year to date (three months) A$
1.8	Net operating cash flows (carried forward)	(2,874,219)	(2,874,219)
	Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(146,787)	(146,787)
	e) other non-current assets	—	—

1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	53,276	53,276
	e) joint venture interest	—	—
	f) other assets	—	—

1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	—	—
1.13	Other (provide details if material)	—	—
	Net investing cash flows	(93,511)	(93,511)
1.14	Total operating and investing cash flows	(2,967,730)	(2,967,730)
	Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	—	—
1.16	Equity transaction costs	—	—
1.17	Net proceeds from borrowings	—	—
1.18	Net proceeds from the issue of unlisted secured debt notes	2,130,000	2,130,000
1.19	Dividends paid	—	—
	Net financing cash flows	2,130,000	2,130,000
	Net increase / (decrease) in cash held	(837,730)	(837,730)
1.20	Cash at beginning of quarter / year to date	2,831,085	2,831,085
1.21	Exchange rate adjustments	2,630	2,630
1.22	Cash at end of quarter	1,995,985	1,995,985

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	142,369

1.24	Aggregate amount of loans to the parties included in item 1.11	—

1.25	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $89,570 paid to Directors during the quarter in respect of fees and superannuation. The amount also includes $52,799 in commissions and consulting fees paid to a former Director and substantial shareholder in respect of services rendered to the Company by that individual and parties associated with him.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	—	—

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:		Current quarter (September 2014) $A	Previous quarter (June 2014) $A
4.1	Cash on hand and at bank	1,995,985	2,831,085

4.2	Term deposits	—	—

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	1,995,985	2,831,085

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal

5.4	Total net liabilities

5.5	Nature of business

Compliance statement

1                     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                     This statement does give a true and fair view of the matters disclosed.

Sign here:		Date:	28 October 2014
Chief Executive Officer

Print name:	Alison J. Mew

+ See chapter 19 for defined terms.

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                            The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                            Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.